

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

August 7, 2007

<u>Via U.S. mail</u>

Mr. Kenneth R. Peak, Chief Executive Officer
Contango Oil & Gas Company
3700 Buffalo Speedway, Suite 960
Houston, Texas 77098

> **Re: Contango Oil & Gas Company**
> **Registration Statement on Form S-3**
> **Filed July 10, 2007**
> **File No. 333-14459**

Dear Mr. Peak:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3 filed July 10, 2007

General

1. We note that there are outstanding accounting comments relating to your Form 10-K for the fiscal year ended June 30, 2006. We will not be in the position to accelerate the effectiveness of the registration statement until all accounting matters have been resolved.

2. When preparing future filings, you can avoid receiving similar comments from the staff by giving effect to all related comments we previously issued to you. In that regard, we remind you that on September 1, 2005, the staff issued comments relating to a pending registration statement you had filed on August 2, 2005. On September 19, 2005, in response to comment 1 from the staff's letter, you filed an amendment to that registration statement to remove from the Form S-3 certain of the shares issuable upon conversion of your Series D convertible preferred stock.

3. The transaction you seek to register includes the resale of common shares issuable upon conversion of your Series E preferred stock, including some shares that you may issue in lieu of cash dividends. The portion of the proposed transaction involving the in-lieu-of shares does not appear to satisfy any of the "transaction requirements" of general instruction I.B of Form S-3. Please remove from the registration statement all shares you may issue in lieu of cash dividends.

Exhibit 5.1

4. We note that in issuing the opinion, counsel "assumed (i) the reservation and continued availability of a sufficient number of authorized but unissued shares of common stock to satisfy the rights of the holders of the Series E Preferred Stock upon the conversion thereof." Given the assumption, it is unclear whether the securities being registered for resale would be validly issued when issued. Please obtain and file a new opinion that excludes the inappropriate assumption.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Carmen Moncada-Terry at (202) 551-3687 or in her absence, Timothy Levenberg, Special Counsel at (202) 551-3707 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: T. Levenberg
       C. Moncada-Terry

       <u>Via Facsimile</u>

       Richard W. Shortz, Esq.
       Morgan, Lewis & Bockius, LLP
       213.612.2501